VIA EDGAR

March 6, 2007

Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549-0409

Re:  Request for Withdrawal of Notification of Removal From Listing
Registrant:  Dectron Internationale Inc.
Registrant CIK:  0001066042
Form Type:  25 (File No. 001-14503)
Accession Number:  0001204459-07-000280
RECEIVED DATE:   February 28, 2007
ACCEPTED DATE:  February 28, 2007
FILING DATE:          February 28, 2007

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the "Securities Act"), Dectron Internationale Inc., a Canadian corporation (the "Company"), hereby requests the withdrawal of Notification of Removal From Listing on Form 25 (File No. 001-14503) (the "Form 25") (Accession No. 0001204459-07-000280), filed by the Company with the Securities and Exchange Commission (the "Commission") on February 28, 2007.

This Submission was filed before the expiration of the 10 day notice period for delisting required by the Nasdaq Stock Market LLC. The Company wishes to withdraw the Form 25 to correct this error. The Company intends to file a timely Form 25 on March 15, 2007.

Please contact me at (514) 336-3330 if you have any questions.

Very truly yours,

/s/ Glenn La Rusic
Glenn La Rusic
Chief Financial Officer